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                                    EXHIBIT 1



Contact:       Investor Relations                         Media Relations
               W. Douglass Harris                         Stern and Co.
               The Presley Companies                      (310) 442-8414
               (949) 640-6400



             THE PRESLEY COMPANIES ENTERS INTO LETTER OF INTENT WITH
                            WILLIAM LYON HOMES, INC.

NEWPORT BEACH, CA---December 31, 1998---The Presley Companies (NYSE: PDC) announced today that, after unanimous approval by a Special Committee of independent directors, Presley has entered into a letter of intent with William Lyon Homes, Inc. ("William Lyon Homes") setting forth their preliminary understanding with respect to (i) the proposed acquisition by Presley of substantially all of the assets of William Lyon Homes for approximately $48 million together with the assumption of related liabilities, and (ii) the concurrent purchase by William Lyon Homes pursuant to a tender offer for not less than 40% and not more than 49% of the outstanding shares of Presley common stock held by stockholders other than William Lyon at a price of $0.62 per share. William Lyon Homes, which is owned by William Lyon and his son, William
H. Lyon, is a California-based homebuilder and real estate developer with projects currently under development in Northern and Southern California. Following the completion of the proposed transactions, William Lyon, who is the current Chairman of the Board of Presley, would beneficially own between 55% and 65% (depending on the number of shares tendered) of the outstanding shares of Presley common stock and the remaining shares would continue to be publicly traded. The execution of the letter of intent follows a review over several months by the Special Committee, together with its financial and legal advisors, of strategic alternatives available to Presley as well as a review of other proposals received from third parties.

Under the terms of the letter of intent, the proposed transactions are subject to various conditions, including the successful negotiation and execution of a definitive agreement, the receipt of opinions of Presley's advisors with respect to the fairness of the transactions to Presley and its stockholders as well as the solvency of Presley following consummation of the transactions, the receipt of real estate appraisals satisfactory to Presley and William Lyon Homes with respect to the real estate assets of William Lyon Homes, the approval of a definitive agreement by the respective boards of directors of Presley and William Lyon Homes by March 31, 1999, receipt of all required regulatory approvals

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and third party consents, including any required lender consents, the receipt of agreements from certain significant stockholders of Presley to tender their shares pursuant to the tender offer, the receipt of financing by Presley in an amount sufficient to enable Presley to finance the transactions, and the absence of any material adverse change in the business or financial condition of either Presley or William Lyon Homes.

In addition, the letter of intent contemplates that each of the transactions will be structured so as to be subject to the successful completion of the other and that the parties will structure the transactions (including, if necessary, by imposing limitations on certain transfers of shares) so as to avoid triggering the change of control tax provisions that would result in the loss of Presley's net operating losses for tax purposes. The letter of intent also contemplates that Presley's 12 1/2% Senior Notes due 2001 shall remain outstanding without modification.

The letter of intent provides that, subject to the fiduciary duties of their respective boards of directors, Presley and William Lyon Homes will negotiate exclusively with each other toward a definitive agreement until March 31, 1999.

The letter of intent does not constitute a binding agreement to consummate the transactions and there can be no assurances that the parties ultimately will enter into a definitive agreement with respect to the transactions or that the conditions to the transactions will be satisfied.

The Presley Companies is one of the oldest and largest homebuilders in the Southwest with development communities in California, Arizona, New Mexico and Nevada. Founded in 1956, The Presley Companies has built and sold more than 45,000 homes and currently has 46 sales locations. Presley's corporate headquarters are located in Newport Beach, California.



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